Exhibit 3.2

CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
DITECH NETWORKS, INC.

DITECH NETWORKS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies that:

FIRST:  The name of the corporation is DITECH NETWORKS, INC.

SECOND:  The original name of the corporation was Ditech Merger Corporation.

THIRD:  The date on which the Certificate of Incorporation of the corporation was originally filed with the Secretary of State of the State of Delaware is March 26, 1999.

FOURTH:  The Restated Certificate of Incorporation of the corporation is hereby amended by amending Article IV.A. thereof to read in its entirety as follows:

“A.   This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.”  The total number of shares which the corporation is authorized to issue is Sixty Million (60,000,000) shares. Fifty-Five Million (55,000,000) shares shall be Common Stock, each having a par value of one tenth of one cent ($.001). Five Million (5,000,000) shares shall be Preferred Stock, each having a par value of one tenth of one cent ($.001).”

FIFTH:  All other provisions of the Restated Certificate of Incorporation shall remain in full force and effect.

SIXTH:  This amendment of the corporation’s Restated Certificate of Incorporation has been duly approved by the Board of Directors and the stockholders of the corporation in accordance with Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, DITECH NETWORKS, INC. has caused this Certificate of Amendment of Restated Certificate of Incorporation to be signed by its Executive Vice President this 19th day of September, 2011.

DITECH NETWORKS, INC.

By:	/s/ William J. Tamblyn
William J. Tamblyn
Executive Vice President, Chief Financial Officer, Chief Operating Officer and Secretary